pb 3/5/03 ~~

SECURITIE[S AND EXCHANGE COMM]SSION

03014723

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 8 2003
WASH. D.C. 181

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2004	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8 - 27425

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER:

talanta/Sosnoff Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

)1 Park Avenue
(No. and Street)

ew York	New York	10178
(City)	(State)	(Zip Code)

AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

evin Kelly (212) 867-5000
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

othstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

5 Livingston Avenue	Roseland	New Jersey	07068
Address)	(City)	(State)	(Zip Code)

HECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

Kevin Kelly, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atalanta/Sosnoff Management Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company ›r any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of :ustomer, except as follows:

K Kelly
Signature

2/26/03
Title

Stephenie DiMase
Notary Public

STEPHENIE DIMASE
Notary Public - State of New York
No. 01DI6027327
Qualified in Westchester County
My Commission Expires July 06, 2003

his report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control.
- (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

CONTENTS

85 Livingston Avenue
Roseland, New Jersey 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • Dallas • San Francisco • Roseland, NJ • Walnut Creek, CA

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Atalanta/Sosnoff Management Corporation

We have audited the accompanying statement of financial condition of Atalanta/Sosnoff Management Corporation as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Atalanta/Sosnoff Management Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 23, 2003

ATALANTA/SOSNOFF MANAGEMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and cash equivalents	$ 200,440
Securities owned, at market value (cost $11,335,444)	9,719,366
Receivable from clearing broker	424,301
Advisory fees receivable	332,852
Prepaid expenses	3,969
Due from related parties	8,660,451
Deferred income taxes	646,431
Exchange membership, at cost (market value $156,000)	192,000
	$ 20,179,810
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Taxes payable	$ 1,787,936
Accounts payable and other liabilities	98,409
Accrued compensation payable	32,806
Total liabilities	1,919,151
Stockholder's equity	
Common stock, par value $.01 per share, authorized 1,000 shares, issued and outstanding 150 shares	2
Class A common stock, par value $.01 per share; authorized 1,000 shares; issued and outstanding, none	
Additional paid-in capital	871,864
Retained earnings	17,388,793
Total stockholder's equity	18,260,659
	$ 20,179,810

See accompanying notes to financial statements.

1. Nature of operations

Atalanta/Sosnoff Management Corporation (the "Company") is a wholly owned subsidiary of Atalanta/Sosnoff Capital Corporation (Delaware) (the "Parent") which, in turn, is wholly owned by Atalanta/Sosnoff Capital Corporation ("Capital"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is registered as an investment advisor under the Investment Advisers Act of 1940. The Company provides discretionary investment advisory services, brokerage and other related services to retail customers.

2. Summary of significant accounting policies

Advisory Fees and Commissions

Advisory fees are primarily earned based on a percentage of assets under management, are computed and due at specified intervals, generally quarterly and recorded when earned. Commissions revenue and related clearing and execution costs are recorded on the settlement date which is not materially different from the trade date as of December 31, 2002.

Cash and Cash Equivalents

For purposes of the financial statements, the Company considers money market accounts and all highly liquid debt instruments purchased, with a maturity of approximately three months or less, to be cash equivalents.

Securities Owned, at Market Value

Securities transactions, including related revenues and expenses, are recorded on the trade date and securities owned are carried at market value. Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price as of the last business day of the year. Investments in mutual funds are valued based upon the net asset value of the shares held as reported by the fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exchange Membership

Exchange memberships are recorded at cost, or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

3. Related party transactions

Investment in Mutual Fund

At December 31, 2002, securities owned consist of shares of the Atalanta/Sosnoff Fund (the "Fund"), a large-cap core equity mutual fund that commenced operations in June 1998. The Company acts as distributor to the Fund, and the Parent acts as investment advisor.

In July 1999, three additional mutual funds commenced operations, to which the Company acts as distributor and the Parent acts as investment advisor. In July 2001, one additional mutual fund commenced operations, to which the Company acts as distributor and the Parent acts as investment advisor. The Company has agreed to reimburse each mutual fund's expenses to the extent necessary to limit each mutual fund's total operating expenses to 1.5% per annum (as defined) until at least October 1, 2006.

In August 2002, the Company closed two of the mutual funds.

Due from Related Parties

The Company has advanced approximately $8,660,000 to its Parent and Capital as of December 31, 2002. The advance earns interest at the brokers call rate (2.75% at December 31, 2002) and is due on demand.

4. Gain on sale of exchange membership and rental income

The Company owns a seat on the Chicago Board of Options Exchange, Inc. which is leased to an unaffiliated third party on an annual basis. The Company had owned a seat on the New York Stock Exchange, Inc. (NYSE), which was sold in November 2002.

5. Income taxes

The Company records income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company files a consolidated federal income tax return with Capital and combined New York State and New York City income tax returns with Capital. Income taxes for financial statement purposes are calculated on a separate company basis.

The deferred tax asset of approximately $646,000 at December 31, 2002 is a result primarily of unrealized depreciation of approximately $1,616,000 on securities owned at December 31, 2002.

6. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $7,612,000, which was approximately $7,362,000 in excess of its required net capital of $250,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".